Mail Stop 3561

June 21, 2006

Mr. Vincent Russo
Chief Accounting Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York 10016

> **Re:** **Phillips-Van Heusen Corporation**
> **Form 10-K for the year ended January 30, 2005**
> **Filed April 14, 2005**
> **File No. 1-07572**

Dear Mr. Russo:

We reviewed your response to our prior comments on the above referenced filing as set forth in your letter dated June 9, 2006. Our review resulted in the following accounting comment.

Form 10-K for the Year Ended January 30, 2005

1. We note your response to comment one of our letter dated May 5, 2006. We agree with your assessment regarding the importance of analyzing the future economic prospects of your divisions pursuant to SFAS no. 131. In this regard, we have reviewed your future economic performance data included in Exhibit C to your response. In this regard, we have calculated on average 10.5% and 7.5% higher future gross margin rates for your Dress Shirt Group when compared with your Sportswear Group and Izod Sportswear Division, respectively. We have noted similar material differences in the operating income percentages, for example we calculated on average 8.8% and 20% lower future operating income percentages for your Dress Shirt Group when compared with your Sportswear Group and Izod Sportswear Division, respectively. As you have pointed out your budget appears to have a low variance from actual results. In this regard, we do not concur with your conclusion reached with respect to aggregating your Dress Shirt Group. Please revise your disclosures to separately present the Dress Shirt Group as a reportable segment.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran, Esq.
Branch Chief